For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Corp. Announces Non-Brokered Private Placement

February 26, 2013  Vancouver, Canada – Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J) (the “Company”) is pleased to announce a non-brokered flow-through and non flow- through private placement of up to a combined 16,333,333 units for gross proceeds of up to $960,000.

Each non flow-through unit (“NFT Unit”) at a price of $0.05 per unit will consist of one common share and one-half of one, non-transferable, share purchase warrant (“Warrant”). Each whole Warrant will entitle the holder to purchase one common share of the Company at a price of $0.10 for a period of 18 months from the closing date.

Each flow-through unit (“FT Unit”) at a price of $0.06 per unit will consist of one common flow-through share and one-half of one non flow-through, non-transferable, share purchase warrant. Each whole Warrant will entitle the holder to purchase one additional non flow-through common share of the Company at $0.12 for a period of 18 months from the closing date.

The proceeds from the private placement received from the sale of the units will be used for the further development and exploration of the River Valley PGM Project and exploration of two large adjacent properties, all located in the Sudbury region of Ontario.

Indicative budget includes drilling untested and under tested drill targets in the footwall to the River Valley Intrusion at Dana North, drilling magma feeder features interpreted during 2012 exploration program ( Fig.1) and exploration on regional properties ( River Valley East and West).

The proceeds from the sale of NFT Units will be used as working capital and for the additional projects that the Company currently holds in its portfolio situated in Ontario and Alaska, and for the evaluation and potential acquisition of additional platinum group metals and precious metal projects in Canada and the United States.  Finder’s fees may be paid in connection with this private placement.

The private placement and any finder’s fees payable are subject to regulatory approval.  Any securities issued pursuant to the offering shall be subject to a four month and a day hold period commencing on the closing date.

About Pacific North West Capital Corp.

PFN is a mineral exploration company whose philosophy is to be a project generator, explorer and project operator in order to option/joint venture its projects through to production. PFN is focused on the discovery, exploration and development of PGM and nickel‐copper sulphide deposits in geologically prospective regions in North America, particularly Canada. The Company’s key asset is its 100% owned River Valley PGM Project in the Sudbury region of northern Ontario. River Valley is one of the largest undeveloped primary PGM projects in North America.  PFN also has PGM and nickel‐copper projects in northwest Ontario, Saskatchewan, and Alaska. The Company continues to evaluate PGM and nickel‐copper properties and projects in North America for potential acquisition opportunities.

News Release	February 26, 2013

N
Area of mineralized embayment in footwall at Dana North
Dana North Zone
River Valley Intrusion
Dana South Zone
Lismer North Zone
Banshee Zone
Lismer Ridge Zone
River Valley Intrusion
0
500.0
metres
Modelled Chargeability
mV/V

Figure 1- Exploration targets for new higher grade resources internally within footwall of River Valley Intrusion. The peak of the IP chargeability anomalies ( red outlined in white) plot to the east of the main mineralized zone ($) on the basal contact. The anomalies represent untested and under tested drill targets in the footwall to the River Valley Intrusion

About River Valley Project

In January 2011, Pacific North West Capital Corp. successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited. The River Valley Project is one of the largest undeveloped primary PGM projects in North America. The project has excellent infrastructure support and is located 100 km from the city of Sudbury, Ontario, Canada’s largest nickel‐copper‐PGM mining and metal recovery centre.

In May 2011, Pacific North West Capital Corp. commenced a $5 million drill program on the project. The program was successfully completed in May 2012. Data from 2011-2012 resource drilling was combined with holes drilled previously up to 2005, and delivered to Wardrop Engineering for a mineral resource update.

The NI43‐101 compliant mineral resources for the River Valley Project effective May 1, 2012 are illustrated in the table below:

News Release	February 26, 2013

NI43-101 Compliant Mineral Resource Estimate at cut-off grade of 0.8 gpt PdEq
Class	TONNES	Pd (g/t)	Pt (g/t)	Rh (g/t)	Au (g/t)	Ag (g/t)	Cu (%)	Ni (%)	Co (%)	Pdeq (g/t)
Total Measured	25,584,850	0.63	0.23	0.022	0.04	0.55	0.06	0.02	0.003	1.46
Total Indicated	65,754,700	0.56	0.21	0.020	0.04	0.26	0.06	0.02	0.002	1.35
Total Measured + Indicated	91,339,550	0.58	0.22	0.021	0.04	0.34	0.06	0.02	0.002	1.38
Total Inferred	35,911,000	0.36	0.14	0.014	0.03	0.11	0.06	0.03	0.002	1.07

Contained Metal Contents

Note:

  Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserves
  See www.pfncapital.com for more details and notes on the mineral resource estimation
  Resource estimation based on 462 holes drilled at a sectional spacing of 25m to 100m on eight separate mineralized zones

PGM+Au (oz)	PdEq (oz)	PtEq (oz)	AuEq (oz)
742,130	1,168,450	555,400	823,710
1,720,900	2,774,470	1,318,800	1,955,900
2,463,060	3,942,910	1,847,200	2,779,610
614,500	1,201,000	571,000	847,000

With these mineral resources, the River Valley Project is to be assessed for development potential as a large open pit PGM‐Cu‐Ni mining and milling operation as the project advances towards a Preliminary Economic Assessment Study. In support of this study, a metallurgical test program is in progress.

Qualified Persons Statement

This news release has been reviewed and approved for technical content by Dr. William Stone Ph.D., P.Geo. and Mr. Ali Hassanalizadeh M.Sc., P.Geo. both Qualified Persons under the provisions of National Instrument 43‐101.

Pacific North West Capital Corp. is an International Metals Group Company.
(www.internationalmetalsgroup.com)

On behalf of the Board of Directors

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com Suite 650 - 555 West 12th Ave., Vancouver, B.C., Canada, V5Z 3X7

Harry Barr
Chairman and CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	February 26, 2013